UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.
FORM 6-K

Comisión Nacional del Mercado de Valores

C/Edison, 4

28006  — Madrid

Abengoa, S.A. (“Abengoa” or the “Company”), according to article 228 of the Spanish Securities Market Act (Texto Refundido Ley del Mercado de Valores), informs the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores) of the following:

Material Fact (Hecho Relevante)

The Board of Directors of Abengoa, following a report, where appropriate, of the Appointments and Remunerations Committee, has approved the following appointments:

1.              Appoint Mr. Joaquín Fernández de Piérola Marín as first vice-chairman of the Board of Directors. Mr. Joaquín Fernández de Piérola Marín will accumulate the offices of first vice-chairman and CEO. Additionally, he was appointed member of the Investments Committee replacing Mr. D. José Domínguez Abascal.

2.              Appoint Mrs. Alicia Velarde Valiente as second vice-chairman of the Board of Directors and Lead Independent Director.

3.              Appoint Mrs. Alicia Velarde Valiente as Chairman of the Audit Committee and member and Chairman of the Investments Committee.

4.              Appoint Inayaba, S.L. as member of the Board of Directors covering the vacancy left by the decease of Mr. José Luis Aya Abaurre. Inayaba, S.L. has appointed Mrs. Ana Abaurrea Aya as its representative. Likewise, Inayaba, S.L. has been appointed member of the Strategy and Technology Committee.

Consequently, the Committees are as follows:

Audit Committee:

Chairman:	Ms. Alicia Velarde Valiente
Members:	Mr. José Borrell Fontelles
Mrs. Mercedes Gracia Díez

Appointments and Remmunerations Committee:

Chairman:	Mrs. Mercedes Gracia Díez
Members:	Mr. José Borrell Fontelles
Mrs. Alicia Velarde Valiente

Investments Committee:

Chairman:	Mrs. Alicia Velarde Valiente
Members:	Mrs. Mercedes Gracia Diez
Mr. Joaquín Fernández de Piérola Marín

Strategy and Technology Committee:

Chairman:	Mr. José Borrell Fontelles
Members:	Mr. José Joaquín Abaurre Llorente
Mr. Ricardo Martínez Rico
Inayaba, S.L. (represented by Mrs. Ana Abaurrea Aya).

Seville, 8 March 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: 8 March, 2016	By:	/s/ Joaquín Fernández de Pierola
Name: Joaquín Fernández de Pierola
Title: CEO